02052496

FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

9/1/02

For the Month of September, 2002

B.O.S. Better On-Line Solutions, Ltd.
(Translation of Registrant's Name into English)

100 BOS Road, Teradyon 20179, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X_____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

1. Attached hereto and incorporated by reference herein is the Registrant's announcement dated September 3, 2002 regarding its financial results for the second quarter of 2002.

2. Additionally, the Registrant hereby reports the following:

2.1 The Registrant has appointed Mr. Nehemia Kaufman as its new CFO, in place of Mr. Eyran Noy. Mr. Noy has also resigned his position as a director of the Company's subsidiary, BOScom Ltd.

Mr. Nehemia Kaufman, 53, has been a consultant and CFO of the Registrant's subsidiary, BOScom Ltd., since May 2002. Mr. Kaufman is currently the Managing Director of Mocha Global Managerial Services Ltd. From 1999 to 2002 he co-founded and served as CFO of Trellis Photonics Ltd., from 1997 to 1999 Mr. Kaufman was self-employed as a CFO service provider, from 1995 to 1997 he served as CFO of Computer Direct Ltd. (TASE: CMDR), and from 1993 through 1995 he served as CFO of Rogosin Enterprises Ltd. (TASE: ROGO). Mr. Kaufman holds an MBA degree from the Hebrew University in Jerusalem (graduated with distinction) and a BA degree in Economics and Business Administration from Haifa University.

2.2 The Registrant has issued certain investors from the Wertheim-Dovrat group, under an SPA dated May 2000, 254,363 Ordinary Shares of the Company as "bonus shares" in consideration of the nominal value of 1 NIS per share.

Press Release: BOS Announces Financial results for Q2/2002

B.O.S. Better On-line Solutions Ltd. Announces Financial Results of Operations for the Second Quarter of 2002

Net income from continuing segments in second quarter 2002 was $227,000 versus net l oss of $1,293,000 in second quarter 2001. The net loss for the second quarter of 2002 including the discontinued segment was $89,000, compared to a $3,655,000 loss in the corresponding period of 2001 .

TERADYON, ISRAEL – September 3, 2002 - B.O.S. Better On-line Solutions Ltd. (the "Company" or "BOS") (NASDAQ: BOSC) announced today its consolidated results of operations for the second quarter of 2002.

As was announced last quarter, the Company's Board of Directors and Management decided discontinue the VAR operations of its wholly owned US subsidiary, Pacific Information Systems, Inc. ("Pacinfo"), a commercial VAR and e -commerce system solutions provider. Due to this decision, the current financial statements of the Company disclose the financial information related to Pacinfo VAR segment, in accordance with accounting standards for "discontinued operations."

About B.O.S. - Better On-line Solutions Ltd.

Through its subsidiaries, B.O.S. operates three main business units:
BOScom, a wholly owned subsidiary, develops, produces and markets solutions for IBM mid-range-to-PC and LAN connectivity; printing solutions that are operating-system independent; and innovative telephony solutions for enterprises.
Surf Communication Solutions, an affiliated company, develops and supplies software -based access solutions that are integrated into manufacturers' original equipment in the telecommunications, data communications, telephony and consumer electronics industries.

Second Quarter of 2002 – Consolidated Statement of Operation:
Revenues for the second quarter of 2002 were $2.64 million, mainly due to BOScom core product sales of IBM mid- range-to-PC and LAN connectivity solutions and IP Telephony equipment, representing a 50% growth compared to $1.76 million in revenues for the first quarter of 2002 and a growth of 65% compare to the second quarter of 2001.
Gross profits for the second quarter of 2002 were $1.97 million, representing 40% growth compared to $1.41 million for the first quarter of 2002.

Selling, marketing, general and administrative expenses for the second quarter of 2002 totaled $1.40 million compared to $1.16 million during the first quarter of 2002. Income before discontinued operation for the second quarter of 2002 totaled $227,000 compared to a $382,000 loss for the first quarter of 2002.

The loss related to the discontinued segment amounted to $316,000 compare to $4.370 million in the first quarter of 2002. The decrease was mainly a result of the fully amortization of the goodwill related to Pacinfo which occurred in the first quarter of 2001.. Net loss for the second quarter of 2002 totaled $89,000 ($0.02 per share) compared to a net loss of $3.66 million ($0.30 per share) in the corresponding period in 2001.

Israel (Izzy) Gal, B.O.S.' CEO said: "Sales of our core business products are increasing steadily, and the high growth margin in this sector contributes significantly to the bottom line. Recently, irreconcilable differences arose amongst members of the board regarding the direction of the Company, resulting in the resignation of several members. The current board concurs that B.O.S. should focus on its core business."

Second Quarter of 2002 – Pro-Forma:
The Pro-Forma Statement of Operation results are net of goodwill amortization, restructuring costs, expenses related to previous years, and other expenses (see section (a) on the Pro -Forma Statement of Operation. The net income from continued operation for the second quarter of 2002 totaled $272,000 compared to a $337,000 loss for the first quarter of 2002.

Net pro-forma loss including discontinued operation for the second quarter of 2002 totaled $336,000 ($0.03 per share) compared to a net pro-forma loss of $932,000 ($0.08 per share) in the first quarter of 2002.

For more information, please contact Mr. Noam Yellin, at Tel. +972 -3-527-4949 nyellin@netvision.net.il
BOS Websites: www.bosweb.com and www.boscom.com

The forward-looking statements contained herein reflect management's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS, including, but not limited to, those risks and uncertainties detailed in BOS' periodic reports and registration statements filed with the U.S. Securities Exchange Commission.

B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30, 2002 Unaudited	December 31, 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 1,195	$ 8,325
Short-term bank deposits	5,007	-
Trade receivables	1,853	1,495
Other accounts receivable and prepaid expenses	444	550
Inventories	461	307
Total current assets	8,960	10,677
LONG-TERM INVESTMENTS:		
Long term marketable securities	2,879	2,884
Long term prepaid expenses	17	87
Other investment	2,042	2,042
Total long-term investments	4,938	5,013
PROPERTY AND EQUIPMENT, NET	1,188	1,296
OTHER ASSETS, NET	647	711
ASSETS RELATED TO DISCONTINUING SEGMENT	7,262	13,070
Total assets	$ 22,995	$ 30,767
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term credit and current maturities of long term loan	$ -	$ 286
Trade payables	997	448
Accrued and other liabilities	2,711	2,935
Total current liabilities	3,708	3,669
ACCRUED SEVERANCE PAY	233	280
LIABILITIES RELATED TO DISCONTINUING SEGMENT	7,386	10,340

SHAREHOLDERS' EQUITY:		
Share capital	3,632	3,628
Additional paid-in capital	41,037	41,011
Deferred stock compensation	59	59
Accumulated deficit	(33,060)	(28,220)
Total shareholders' equity	11,668	16,478
Total liabilities and shareholders' equity	$ 22,995	$ 30,767

B.O.S. - BETTER ON-LINE SOLUTIONS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,		Year ended December 31,
	2002	2001	2002	2001	2001
	Unaudited				
Revenues	$ 2,640	$ 1,597	$ 4,403	$ 3,511	$ 6,042
Cost of revenues	667	444	1,016	980	2,255
Gross profit (loss)	1,973	1,153	3,387	2,531	3,787
Operating expenses:					
Research and development, net	493	513	1,017	1,049	1,757
Sales and marketing	705	1,152	1,336	2,573	4,663
General and administrative	701	778	1,225	1,336	1,839
Total operating expenses	1,899	2,443	3,578	4,958	8,259
Operating income (loss)	74	(1,290)	(191)	(2,427)	(4,472)
Financial income, net	198	105	188	253	479
Restructuring costs	-		-	-	(143)
Amortization of goodwill	(45)	(45)	(90)	(90)	(208)
Other expenses	-	(63)	(61)	(63)	(287)
Income (loss) before minority interest in losses affiliated company	227	(1,293)	(154)	(2,327)	(4,631)
Minority interest in losses of a subsidiary	-	(427)-	-	(998)	-
Net income (loss) from continuing segments	227	(1,720)	(154)	(3,325)	(4,631)

Net loss related to discontinuing segment	(316)	(1,935)	(4,686)	(2,647)	(8,339)
Net loss	$ (89)	$ (3,655)	$ (4,840)	$ (5,972)	$ (12,970)
Basic and diluted earnings (loss) per share from continuing segments	$ 0.02	$ (0.14)	$ (0.01)	$ (0.27)	$ (0.38)
Basic and diluted earnings (loss) per share from continuing segments	$ (0.03)	$ (0.16)	$ (0.38)	$ (0.21)	$ (0.67)
Basic and diluted net loss per share	$ (0.01)	$ (0.30)	$ (0.39)	$ (0.48)	$ (1.05)
Weighted average number of shares used in computing basic and diluted loss per share	12,402,524	12,387,524	12,402,524	12,387,524	12,387,524

B.O.S. - BETTER ON-LINE SOLUTIONS LTD.

PRO-FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands, except share and per share data

	Three months ended June 30,		Six months ended June 30,		Year ended December 3
	2002	2001	2002	2001	2001
	Unaudited				
Revenues	$ 2,640	$ 1,597	$ 4,403	$ 3,511	$ 6,042
Cost of revenues	667	444	1,016	980	1,164
Gross profit (loss)	1,973	1,153	3,387	2,531	4,878
Operating expenses:					
Research and development, net	493	513	1,017	1,049	1,757
Sales and marketing	705	1,152	1,336	2,573	4,663
General and administrative	701	778	1,225	1,336	1,839
Total operating expenses	1,899	2,443	3,578	4,958	8,259
Operating income (loss)	74	(1,290)	(191)	(2,427)	(3,381)
Financial income, net	198	105	188	253	479
Other expenses	-	(63)	(61)	(63)	(87)
Net income (loss) from continuing segments	272	(1,248)	(64)	(2,237)	(2,989)
Net loss related to discontinuing segment	(608)	(1,215)	(1,204)	(1,247)	(3,084)
Net loss	(336)	(2,463)	(1,268)	(3,484)	(6,073)
Basic and diluted earnings (loss) per share from continuing segments	$ 0.02	$ (0.10)	$ 0.00*	$ (0.18)	$ (0.24)
Basic and diluted earnings (loss) per share from continuing segments	$ (0.05)	$ (0.10)	$ (0.10)	$ (0.10)	$ (0.25)
Basic and diluted net loss per share	$ (0.03)	$ (0. 20)	$ (0.10)	$ (0.28)	$ (0.49)
Weighted average number of shares used in computing basic and diluted loss per share	12,402, 524	12,387,52 4	12,402,52 4	12,387,52	12,387,52

(a) The pro forma results are net of the following:

Amortization of goodwill	(58)	(765)-	(4,048)	(1,490)-	(2,993)
Restructuring costs	-	-	171		(1,772)
Inventory write off	-	-	-	-	(664)
Other expenses	-	-	-	-	(84)
Expenses (income) related to previous years	305	-	305	-	(1,273)
Litigation dispute					(111)
Company's share is loss of an affiliated company	-	(427)	-	(998)	-

* Represents an amount that is lower than 1 cent

###

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

B.O.S. Better On-Line Solutions, Ltd.
(Registrant)

By: ______________________
Israel Gal
President and CEO

Dated: September 4, 2002

M:\Bos\SEC filings\6-k0902form